February __, 2007

David Prichard

1764 Stonebridge Drive S.

Ann Arbor, Michigan 48108

Re:	Transition Agreement

Dear Skip:

This letter sets forth the terms and conditions regarding your transfer of employment from ProQuest Information and Learning Company (“I&L”) to ProQuest Company (“ProQuest”) effective upon ProQuest’s sale of I&L to Cambridge Information Group (the “I&L Sale”) and the additional compensation that ProQuest’s Compensation Committee approved for you on February 6, 2007. For purposes of this letter, the “Company” refers to ProQuest and its subsidiaries and affiliates.

1.            Transfer to ProQuest after the I&L Sale. You will be removed from your current assignment with I&L and from any office or other fiduciary position you currently hold in respect of your employment with I&L upon the I&L Sale. Immediately thereafter, you will be a regular full time employee of ProQuest. By signing this letter, you commit to remaining employed with ProQuest during the 60 day period immediately following the I&L Sale (the “Transition Period”) and acknowledge that this transfer of employment does not entitle you to any form of severance benefits under your letter agreement with I&L dated August 7, 2006 (the “Executive Letter”) or otherwise. You will handle special projects as assigned and directed by ProQuest’s Chief Executive Officer during the Transition Period. You agree to diligently perform all of your duties and responsibilities and to continue to serve the Company in a fully professional and competent manner during the Transition Period. You also agree not to take more than 5 vacation days during the Transition Period. If at any time ProQuest determines that you are not in compliance with your obligations to ProQuest, it will provide you written notice within 5 days of such default and you shall have 5 business days to cure such default. In no case shall a default be identified in the final 5 days of the 60 day Transition Period.

2.            Compensation During the Transition Period. You will be paid a salary at the rate of $44,233 per month, payable in accordance with ProQuest’s normal payroll cycle, during the Transition Period. You will be not be eligible to accrue any additional amounts under the Company’s employee benefit and compensation plans, arrangements, policies and practices (including but not limited to vacation time) during the Transition Period except as follows:

(a)

your coverage under the broad-based general employee benefit programs you have elected for 2007 will continue at normal contribution rates for yourself and your eligible dependents through the Transition Period subject to plan terms;

(b)	any 401(k) deferral election will remain in effect through the Transition Period, but you will not be eligible for additional company matching contributions.

3.            Eligibility to Receive Enhanced Severance under the Executive Letter after the Transition Period. You will be treated as having terminated your employment for “Good Reason” following a “Change of Control of the Company,” as each such term is defined under the Executive Letter, immediately after you remain employed with and fulfill your duties to the Company throughout the Transition Period. The “Enhanced Severance Benefits” payable under Section 5 of the Executive Letter (subject to signing a release substantially in the form attached hereto as Exhibit C) consist of the following:

(a)

a single lump sum payment of $600,000, which represents two times your current base salary (i.e., 2 times $300,000) under Section 5(a)(i) of the Executive Letter, within 5 business days after expiration of the release’s revocation period; and

(b)

continued coverage in the Company’s group health insurance plan at normal contribution rates for yourself and your eligible dependents for two years after your employment termination date under the terms and conditions set forth in Section 5(b) of the Executive Letter.

ProQuest shall contribute to its existing rabbi trust with Wachovia the cash severance amount of $600,000 described in Section 3(a) above within five business days after the I&L Sale. You shall then be entitled to payment of $600,000 directly from Wachovia if you remain employed with and fulfill your duties to the Company during the Transition Period.

You shall then also be entitled to payment from the Company of your accrued but unused vacation pay ($23,654 as of this letter) as described under Section 5(a)(ii) of the Executive Letter, reduced by each vacation day you take during the 60 day Transition Period.

4.            Eligibility to Receive Additional Compensation after Leaving ProQuest. In addition to the Enhanced Severance Benefits as described above, you will be entitled to the following additional compensation if you remain employed with and fulfill your duties to the Company during the Transition Period:

(a)	a single lump sum of $52,603 approved by the Compensation Committee on February 6, 2007, which represents $29,589 in lieu of any 2007 SERP contribution and $23,014 in lieu of a 2007 bonus; and
(b)

a single lump sum of $1,230,000 in lieu of issuing restricted stock to you under Section 3 of the Executive Letter as per the terms and conditions of your Restricted Stock Termination Agreement with ProQuest dated January 23, 2007.

The amounts described in this Section 4 shall be paid to you within 5 business days after the expiration of the Transition Period; provided however, that the Secured Obligations under, and as defined in, the Waiver and Omnibus Amendment Agreement dated as of May 2, 2006 (as amended, supplemented or otherwise modified from time to time), among ProQuest Company, certain of its subsidiaries, the lenders thereunder and LaSalle Bank Midwest National Association, as collateral agent (the “Loan Agreement”), have been repaid in full. If the Secured Obligations have not been repaid as of such date, you will be paid the amounts described in this Section 4 by the end of the business day immediately following such repayment.

5.            Treatment of Outstanding Equity Awards. All of your outstanding stock options and restricted stock shall be fully vested as of the I&L Sale. Exhibit A lists all of your outstanding stock options and restricted stock as of the date of this letter. You shall be entitled to exercise these stock options for a period of time after you terminate employment with ProQuest, as noted in Exhibit A. ProQuest is under no obligation to purchase any shares of ProQuest common stock you acquire under any outstanding equity awards. Please note that your rights to receive restricted stock under Section 3 of the Executive Letter shall not be considered an outstanding equity award for purposes of this Section 5.

6.            Treatment of Outstanding Deferred Compensation. If you remain employed with and fulfill your duties to the Company during the Transition Period, you shall be treated as vested in your SERP account balance under the Executive Deferred Compensation Plan and such SERP account balance shall thereafter be distributed in accordance with such plan. In addition, your deferral account balances under the Executive Deferred Compensation Plan shall be distributed in accordance with such plan no later than 90 days after the I&L Sale. Your total amount payable under the Executive Deferred Compensation Plan as of December 31, 2006 was $123,815.56.

7.            Treatment of 2006 Bonus. The Compensation Committee has approved a 2006 bonus for you equal to $420,000 under Section 4 of the Executive Letter conditional upon ProQuest’s completion of the I&L Sale by March 31, 2007. We anticipate that I&L will directly pay approximately $390,537 of this amount to you, with the difference, if any, between the amount payable under this Section 7 and the amount you actually receive from I&L being paid to you by ProQuest. Your 2006 bonus, irrespective of whether payable by ProQuest or I&L, will be paid not later than March 14, 2007. If I&L for any reason does not timely pay to you its share of the 2006 bonus, ProQuest will pay the full amount due to you under this Section 7 and will be subrogated to your rights against I&L with respect to the 2006 bonus.

8.            Golden Parachute Tax Gross-Up Payment. The tax gross-up payment for excise taxes due to “golden parachute” treatment under federal tax laws will be paid on your behalf as required under Section 8 of the Executive Letter. You will be receive a statement summarizing the calculation of the tax gross-up payment as soon as reasonably practicable after it is paid to the applicable taxing authorities.

9.            Post-Employment Obligations. You acknowledge that you shall be subject to the post-employment obligations set forth in Exhibit B to this letter and the Executive Letter. This letter supersedes any prior non-competition and non-solicitation agreement you may have previously entered into with ProQuest, I&L and any of their subsidiaries or affiliates.

10.          ProQuest’s Rights and Obligations under the Executive Letter. ProQuest shall have all of the rights and obligations of I&L under the Executive Letter, including but not limited to the right to recover certain payments as provided under Section 10 of the Executive Letter.

11.          Effect on Other Agreements. This letter does not reduce or restrict your rights under any other agreement between you and any entity within the Company, including without limitation the Executive Letter and the Restricted Stock Termination Agreement, except to the extent specifically provided in this letter.

12.          Withholding. All amounts payable to you by the Company under this letter or otherwise shall be reduced by applicable taxes and all other deductions as may be required by law or which have been previously authorized.

13.          Coordination with Loan Agreement. The provisions of this letter shall not be interpreted in any matter that would violate the terms of the Loan Agreement.

Please review this letter carefully. If it correctly states our agreement, please sign and return the enclosed copy to me.

Best regards,

Richard Surratt

President and Chief Executive Officer

ProQuest Company

David Prichard

Read and accepted and

Agreed to this ____ day of February, 2007.

EXHIBIT A

OUTSTANDING EQUITY AWARDS

FOR DAVID PRICHARD

(As of February 1, 2007)

* But in no event longer than the maximum period of time allowed for the option to be exempt from the requirements of Section 409A of the Internal Revenue Code.

EXHIBIT B

POST-EMPLOYMENT OBLIGATIONS

Confidentiality

In the course of your employment with the Company, you acknowledge that you received proprietary and confidential information, including trade secrets, which are not generally known outside of the Company, which are the subject of reasonable efforts by the Company to maintain secrecy and from which the Company derives economic benefit and value. This information includes, but is not limited to, the Company’s specific plans and strategies, advertising and marketing promotions, new products, operations, procurement, acquisitions, unit divestiture, cost savings, new technology, recruiting and staffing, financial reports and documents. Consequently, you shall not without the prior consent from the Company, directly or indirectly, utilize, furnish, make available or disclose to anyone outside of the Company any confidential information of the Company or any information received in confidence from third parties by the Company, as long as such matters remain trade secrets or confidential. In connection with and in addition to such confidential information, you will immediately return to ProQuest Company all related reports, files, memoranda, records, software, credit cards, card keys, passkeys, door and file keys, computer access codes disks, laptops, cell phones, phone cards, credit cards and instructional manuals and other physical or personal property which you received, prepared or helped prepare in connection with your employment with the Company, including any copies or excerpts of any of the above items.

Non-Competition

For a period of twelve (12) months immediately following your termination of employment with ProQuest Company for any reason, you will not, directly or indirectly, or in association with or on behalf of others:

(a)	be employed or otherwise engaged by Thomson Gale, EBSCO Industries, Inc., or Newsbank, Inc. (collectively, “Competitors”), or

(b)	solicit, call upon, contract with, sell to, or service, or aid, assist, or supervise anyone else in soliciting, calling upon, contracting with, selling to or servicing, any of such Competitors.

Non-Solicitation

For a period of twelve (12) months immediately following your termination of employment with ProQuest Company for any reason, you will not, directly or indirectly, or in association with or on behalf of others:

(a)

solicit, recruit, employ or seek to employ or otherwise engage the services of any person who is then employed by the Company or any individual who was employed by the Company within the six month period before the date of such solicitation or hire;

(b)	induce or attempt to influence any employee of the Company to terminate his or her employment or association with the Company.

For purposes of your confidentiality, non-competition and non-solicitation obligations set forth above, “Company” shall mean ProQuest Company, I&L and their respective subsidiaries and affiliates,